FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2014
SCRIP DIVIDEND ALTERNATIVE

On 7 May, the Directors of HSBC Holdings plc declared a first interim dividend for 2014 of US$0.10 per ordinary share. The first interim dividend will be payable on 10 July to holders of record on 22 May on the Hong Kong Overseas Branch Register and 23 May on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.

The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$10.3980 for each new share

The 'Market Value' is the United States dollar equivalent of £6.1996 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 21 May.

Dividends payable in cash in sterling or Hong Kong dollars on 10 July will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 June. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 5 June and elections must be received by the Registrar by 26 June.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 29 May 2014